SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of September, 2007
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shenzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH ANNOUNCES SHARE REPURCHASE PROGRAM
SIGNATURES

This Form 6-K consists of:
The Announcement of a share repurchase program by China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on September 21, 2007.

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FOR IMMEDIATE RELEASE
CHINA GRENTECH ANNOUNCES SHARE REPURCHASE PROGRAM
SHENZHEN, PRC — September 21, 2007 — China GrenTech Corporation Limited (“China GrenTech” or the “Company”) (NASDAQ: GRRF), a leading China-based wireless coverage products and services provider and radio frequency (“RF”) technology developer, today announced that its board of directors has approved a share repurchase program. Under the terms of the approved program, China GrenTech may repurchase up to US$8.0 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time in open-market transactions on the Nasdaq Global Market. The timing and dollar amount of repurchase transactions is subject to the board’s discretion depending on market conditions and will be subject to Securities and Exchange Commission (“SEC”) Rule 10b-18 requirements. China GrenTech plans to fund repurchases made under this program from available working capital. The share repurchase program does not have an expiration date and may be modified or discontinued at anytime by the Company`s board of directors.
Commenting on this announcement, Mr. Yingjie Gao, Chairman and Chief Executive Officer, said, “The Board’s approval of this repurchase program reflects its ongoing confidence in our company and our future prospects. We also believe that it demonstrates our commitment to increase shareholder value.”
About China GrenTech Corporation Limited
GrenTech is a leading radio frequency (“RF”) technology developer and a leading provider of wireless coverage products and services to telecommunication operators in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech derives most of its revenues from wireless coverage products and services.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station equipment manufacturers. China GrenTech is a qualified supplier of RF parts and components to six major base station equipment manufacturers such as Datang Mobile, Huawei Technologies, ZTE, etc. For more information, please visit our website at www.grentech.com.cn.

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Forward-Looking Statements
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China GrenTech to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the share repurchase program will not increase shareholder value; the risk that changes in Chinese government regulation of the wireless communication industry or any additional regulatory changes in the future, may limit future growth of China GrenTech’s revenue or cause revenue to decline; and other risks outlined in China GrenTech’s filings with the SEC. China GrenTech undertakes no ongoing obligation, other than that imposed by law, to update these statements.
Contact:
Investor Contact:
Dora Li, IR Director
China GrenTech Corp Ltd.
+86 755 8350 1796
lidongmei@powercn.com

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: September 24, 2007